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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Genesis Healthcare Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37184D101

(Cusip Number)

12/02/2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 37184D101

1.	Name of Reporting Person: Highland Capital Management, L.P.		I.R.S. Identification Nos. of above persons (entities only): 75-2716725

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 980,927

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 980,927

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,001,477

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.00%

12.	Type of Reporting Person: PN, IA

13G
CUSIP No. 37184D101

1.	Name of Reporting Person: James Dondero		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: See Item 4

		6.	Shared Voting Power: See Item 4

		7.	Sole Dispositive Power: See Item 4

		8.	Shared Dispositive Power: See Item 4

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,001,477

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.00%

12.	Type of Reporting Person: IN

Item 1.

(a)	Genesis Healthcare Corporation

(b)	101 E. State Street Kennett Square, PA 19348

Item 2.

(a)	Name of Person Filing: James Dondero Highland Capital Management, L.P.

(b)	Address: 13455 Noel Road Suite 1300 Dallas, TX 75240

(c)	Citizenship: James Dondero is a citizen of the United States. Highland Capital Management, L.P. is a Delaware limited partnership.

(d)	Title of Class of Securities: Common Stock

(e)	Cusip No: 37184D101

Item 3.

(i) Highland Capital Management, L.P. is an investment adviser in accordance with Rule 13d-1(b)(1) (ii) (E)

(ii) James Dondero is president of Highland Capital Management, L.P.

Item 4. Ownership.

Securities reported herein as beneficial owned by Highland Capital Management, L.P. are owned by one or more limited partnerships, corporations, and business trusts for which Highland Capital Management, L.P. is the Investment Advisor. Such advisory contracts grant Highland Capital Management, L.P. all investment authority and control over the securities. Mr. Dondero as president and limited partner of Highland Capital Management, L.P. may be deemed to be the beneficial owner of securities owned by Highland Capital Management, L.P. In addition, Mr. Dondero may be deemed to be the beneficial owner of securities owned by other entities for which Mr. Dondero is an officer of or owns an interest in. Mr. Dondero disclaims beneficial ownership of all securities reported herein. Additionally, Highland Capital Management, L.P. and Mr. Dondero are of the view that that are not acting as a “group” and that they are not otherwise required to attribute to each other the beneficial ownership of securities held by them or by any persons or entities advised by Highland Capital Management, L.P.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 1,001,477

(b)	Percent of class: 5.00%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 1,001,477.

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 1,001,477.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

None of filing persons has an interest of more than 5% of the class of securities reported hereon in.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated 12/10/03

Signature /s/ James Dondero

Name/Title James Dondero, President of Highland Capital Management, L.P.

Dated 12/10/2003

Signature /s/ James Dondero

James Dondero

Exhibit Index

Exhibit 1	Joint Filing Agreement